Results of Extraordinary Shareholders’ Meeting of Shinhan Card

On August 27, 2010, Shinhan Card, a wholly-owned credit card subsidiary of Shinhan Financial Group, held an extraordinary shareholders’ meeting and all the agendas listed below were approved as originally proposed.

Agenda 1: Appointment of Directors (1 Executive Director and 1 Outside Director)

• Approved

Agenda 2: Reappointment of Chief Executive Officer (Mr. Jae Woo Lee)

• Approved

Details of Directors:
1. Mr. Jae Woo Lee
Date of Birth: July 2, 1950
Tenure: 3 yrs
Main Work Experience:
2002 Executive Vice President, Shinhan Bank
2004 Managing Director, Shinhan Financial Group
2006 Deputy President, Shinhan Financial Group
Current Position: President & CEO, Shinhan Card
Education: M.A. from Dongguk University

Details of Outside Directors:
1. Mr. Jung Kee Min
Date of Birth: March 13, 1959
Tenure: Until the date of the general shareholder’s meeting in 2012
Main Work Experience:
2006 Head of Risk Management Team, Shinhan Financial Group
2008 Head of Strategic Planning Team, Shinhan Financial Group
2009 General Manager of GS Tower Corporate Banking Center, Shinhan Bank
Current Position: Executive Vice President, Shinhan Financial Group
Education: B.A. from Seoul National University